Date    11 July 2000
Number  71/00

BHP ANNOUNCES ENCOURAGING
GULF OF MEXICO DRILLING RESULT

The Broken Hill Proprietary Company Ltd (BHP) today announced initial results from its appraisal well on the Atlantis discovery in the Atwater Foldbelt ultra deepwater area of the Gulf of Mexico. The well has encountered a significant oil zone in Miocene sands with net pay in excess of 300 feet. Drilling will continue through additional prospective zones. The well is expected to reach its planned total depth of 18 600 feet within the next several weeks.

The participants in the well are BHP 44 per cent and BP Amoco 56 per cent.

These initial appraisal results confirm that Atlantis is an important discovery and one of three BHP / BP Amoco discoveries in the Atwater Foldbelt. Neptune was discovered in 1995 (BHP 42.5%) and lies 16 miles
(25 kilometres) to the northeast of Atlantis, while the Mad Dog discovery lies a similar distance to the southwest. The appraisal well Mad Dog -2, drilled earlier this year, encountered an oil column of 265 net feet.
Overall reserves for the area will be determined following further evaluation but expectations are that resource levels of multi-hundred million barrels are present.

President BHP Petroleum Philip Aiken said: "This is an exciting and highly encouraging result, particularly as it follows successful drilling in Mad Dog earlier this year. The results to date indicate that BHP and its partners have an involvement in a potentially major new hydrocarbon province in the deepwater, Gulf of Mexico. The results of this well and future planned drilling will enable further delineation of reserve potential."

The Atlantis-2 well, which is being drilled by the BHP-operated C.R. Luigs dynamically -positioned drilling vessel, is located in Green Canyon Block
743 in the Atwater Foldbelt ultra deepwater area of the Gulf of Mexico in a water depth of 6675 feet. The Atlantis-1 discovery well was drilled in 1998 in Green Canyon Block 699 (3 miles to the northeast of the current well) where it also encountered oil-bearing Miocene sands.

The results of this first appraisal well are being evaluated and, while encouraging, it is likely that further appraisal will be required to delineate this accumulation.

Further evaluation of the Atwater Foldbelt is planned for later this calendar year when the BHP operated CR Luigs will drill an exploration well on the Chinook prospect. BHP and partners will also undertake a further appraisal well on the Mad Dog discovery, where BHP has now satisfactorily concluded an equity re-determination with its partners, resulting in the Company achieving an overall 23.9 per cent share of the Mad Dog project reserves.

BHP has interests in 128 Blocks in the Atwater Foldbelt trend - making it an important component of BHP's focussed deepwater exploration strategy.


* * * * *

Further information and other BHP News Releases can be found on our internet site at:
http://www.bhp.com.au/press/news.htm

The website also contains an electronic photo image of the BHP-operated C.R. Luigs dynamically -positioned drilling vessel. The vessel is drilling the Atlantis-2 well located in Green Canyon Block 743 in the Atwater Foldbelt ultra deepwater area of the Gulf of Mexico in a water depth of 6675 feet.

Melbourne

MEDIA RELATIONS                 INVESTOR RELATIONS

Dr Malcolm Garratt              Dr Robert Porter
Group Manager External Affairs  Vice President Investor Relations
Phone:  + 61 3 9652 6872        Phone:  + 61 3 9609 3540
Mobile: + 61 419 582 255

Mandy Frostick                  Candy Ramsey
Manager Media Relations         BHP Investor Relations Houston
Tel:     61 3 9609 4157         Tel:    (713) 961-8640
Mob:     61 3 419 546 245       EMail: ramsey.candy.pa@bhp.com.au